Exhibit 99.1

VimpelCom Annual General Meeting

Amsterdam (1 July 2016) - VimpelCom Ltd. (NASDAQ: VIP), the international communications and technology company that is committed to bringing the digital world to each and every customer across 14 markets, today announces that its Supervisory Board has set the date for the Company’s Annual General Meeting of Shareholders (the “Shareholders Meeting”) for 5 August 2016. The record date for the Shareholders Meeting has been set for 1 July 2016.

The agenda for the Shareholders Meeting is as follows:

1.	Shareholders to receive audited financial statements for the financial year that ended on 31 December 2015;

2.	Proposal of individual directors for election to the Supervisory Board; and

3.	Re-appointment of PwC as the Company’s external auditor.

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel”. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com.

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com

Investor Relations

VimpelCom Ltd.

Kseniia Gangrskaia

Tel: +31 20 79 77 200 (Amsterdam)

ir@vimpelcom.com